UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 30, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Reports Second Quarter 2012 Financial Results".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Reports Second Quarter 2012 Financial Results

Tirat Carmel, Israel – August 30, 2012 – D. Medical Industries Ltd. (OTC:DMEDF; TASE:DMED)("D. Medical" or the "Company”), a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery, today announced financial results for the three and six months ended June 30, 2012.

The results were characterized by the Company's continuing implementation of its low risk and low cost strategy of introducing and promoting the "Spring" brand name to and across various target markets - including the United States, Canada and Europe - initially via the commercial roll out of its Spring Universal™ Infusion Sets.

Second Quarter Highlights:

•
In April 2012, the Company filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission. It can be accessed on the SEC's website at http://www.sec.gov as well as on the Investors/SEC Filings page of the Company's website at http://www.dmedicalindustries.com

•
In May 2012, the Company announced that its subsidiaries, Spring Health Solutions Ltd. and Spring Set Health Solutions Ltd., entered into an original equipment manufacturer (“OEM”) agreement with Twobiens Ltd., a leading South Korea-based supplier of diabetes treatment and drug delivery products, for the worldwide distribution of its Spring Universal™ Detach Detect Infusion Sets under Twobiens' private label.

•	In June 2012, Spring Health signed a non-exclusive agreement with an undisclosed party for distribution of its Spring™ Universal Infusion Sets in the United States

•
In June 2012, the Company announced that it had retained Chicago-based Healthios Capital as its financial advisor in connection with the Company strategic reorganization and with the goal of supporting the Company in achieving a strategic partnership.

•	In June 2012, D. Medical issued in a public shelf offerings in Israel, a total of 1,625,820 shares for a total gross proceeds of NIS 1,788 thousand (US$ 456 thousand).

Main events following the end of the Second Quarter:

On July 26, 2012, the Company's ordinary shares were delisted from the NASDAQ Capital Market, due to the Company's failure to comply with the requirement for continued listing on the NASDAQ Capital Market under Listing Rule 5550(b)(1). The Company's ordinary shares are currently quoted on the OTC Bulletin Board.

Financial Results:

The unaudited selected consolidated financial statements presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.923 to US$1.00, the representative rate of exchange as of June 30, 2012 as published by the Bank of Israel.

Sales for the six and three months ended June 30, 2012 amounted to NIS 596 thousand (US$ 152 thousand) and NIS 417 thousand (US$ 106 thousand), respectively. Sales for the six and three months ended June 30, 2011 amounted to NIS 840 thousand (US$ 214 thousand) and NIS 523 thousand (US$ 133 thousand), respectively

Cost of sales for the six and three months ended June 30, 2012 amounted to NIS 1,990 thousand (US$ 507 thousand) and NIS 1,254 thousand (US$ 320 thousand), respectively. Cost of sales for the six and three months ended June 30, 2011 amounted to NIS 6,025 thousand (US$ 1,536 thousand) and NIS 2,599 thousand (US$ 663 thousand), respectively. The decrease in 2012 was mainly attributable to the transfer of the Company’s production line to China.

R&D expenses for the six and three months ended June 30, 2012 amounted to NIS 1,752 thousand (US$ 447 thousand) and NIS 664 thousand (US$ 169 thousand), respectively. The decrease in the second quarter was mainly attributable to the strategic reorganization announced in March 2012. R&D expenses for the six and three months ended June 30, 2011 amounted to NIS 7,946 thousand (US$ 2,025 thousand) and NIS 3,118 thousand (US$ 795 thousand), respectively. The decrease in 2012 was due to the completion of the development of the Spring Zone Pump.

General and Administration expenses for the six and three months ended June 30, 2012 amounted to NIS 4,237 thousand (US$ 1,080 thousand) and NIS 2,173 thousand (US$ 554 thousand), respectively. General and Administration expenses for the six and three months ended June 30, 2011 amounted to NIS 6,137 thousand (US$ 1,564 thousand) and NIS 3,283 thousand (US$ 837 thousand), respectively. The decrease in 2012 was due to the reduction of headcount and expiration of options granted to employees.

D. Medical’s comprehensive loss for the six and three months ended June 30, 2012 amounted to NIS 9,622 thousand (US$ 2,452 thousand), or NIS 0.92 (U.S. $0.23) per share and NIS 5,068 thousand (US$ 1,292 thousand), or NIS 0.47 (US$ 0.12) per share, respectively.

"With a much leaner cost structure successfully implemented, our focus continues to be on executing our previously announced strategic initiative designed to maximize and realize the value of the Company's novel technology and intellectual property, while continuing to pursue new OEM and high volume sales opportunities,” said Efri Argaman, D. Medical’s Chief Executive Officer.

As of June 30, 2012, D. Medical had cash and cash equivalents of NIS 4,831 thousand (US$ 1,231 thousand). This did not include any of the NIS 1,608 thousand (US$ 410 thousand) net funds raised by the Company in a public offering that was completed in July 2012.

The Company estimates that it will not be able to pursue its current plan and maintain the Company as a going concern with its existing resources. The management plans to raise additional funds from external investors which will enable the Company and its subsidiaries to continue their operations until such time when the group generates revenues from sales of its products or intellectual property assets.

About D. Medical

D. Medical is a medical device company that holds through its subsidiaries a portfolio of products and intellectual property in the area of insulin and drug delivery.  D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its business and financial results, and its short term and long term business strategy. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medical does not undertake to update any forward-looking statements.

Company Contact: Amir Loberman Chief Financial Officer D. Medical Industries LTD T: +972-73-2507100 info@springnow.com	North American Investor Contact: Stephen Kilmer Kilmer Lucas Inc. T: 647-872-4849 stephen@kilmerlucas.com

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

			Convenience translation into US$ (in thousands)
	June 30,	December 31,	June 30,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,831	5,048	1,231
Short term deposits	303	303	77
Trade and other receivables:
Trade accounts receivable	32	251	8
Other	2,140	1,226	546
Inventory	1,836	1,709	468
T o t a l current assets	9,142	8,537	2,330

NON-CURRENT ASSETS :
Property and equipment, net	3,428	4,068	874
Intangible assets, net	2,325	2,521	593
Long-term receivables	370	506	94
T o t a l non-current assets	6,123	7,095	1,561
T o t a l assets	15,265	15,632	3,891

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	659	1,537	168
Other	2,071	2,404	528
T o t a l current liabilities	2,730	3,941	696

NON-CURRENT LIABILITIES:
Provision for royalties to the Israeli Office of Chief Scientist	7,123	6,691	1,815
Financial lease obligation	693	575	177
Liability for severance pay - net	46	81	12
T o t a l non-current liabilities	7,862	7,347	2,004
T o t a l liabilities	10,592	11,288	2,700
EQUITY:
Equity attributable to owners of the parent: Share capital - issued and outstanding - December 31, 2011 – 8,167,306 shares June 30, 2012 - 12,440,001 shares
Ordinary shares	4,040	2,673	1,030
Share premium and other reserves	241,224	232,640	61,490
Accumulated losses	(240,591)	(230,969)	(61,329)
T o t a l equity	4,673	4,344	1,191
T o t a l liabilities and equity	15,265	15,632	3,891

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

						Convenience translation into US$ (in thousands)
	Three months ended		Six months ended		Year ended	Three months	Six months
	June 30		June 30		December 31,	ended June 30	ended June 30
	2012	2011	2012	2011	2011	2012	2012
	(Unaudited)				(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales-net	417	523	596	840	1,506	106	152
Cost of sales	1,254	2,599	1,990	6,025	10,216	320	507
Gross loss	837	2,076	1,394	5,185	8,710	214	355
Research and development expenses - net	664	3,118	1,752	7,946	15,396	169	447
Selling and marketing expenses	519	749	1,273	1,714	3,435	132	324
General and administrative expenses	2,173	3,283	4,237	6,137	12,736	554	1,080
Impairment of assets	-	-	-		7,479	-
Other (income) expenses - net	232	(225)	306	(228)	(573)	59	78
Operating loss	4,425	9,001	8,962	20,754	47,183	1,128	2,284
Finance income	(66)	(77)	(110)	(224)	(484)	(17)	(28)
Finance costs	709	235	770	252	1,542	181	196
Finance costs - net	643	158	660	28	1,058	164	168
Loss for the period from continuing operations	5,068	9,159	9,622	20,782	48,241	1,292	2,452
Loss for the period from discontinued operations	-	71	-	3,683	64	-	-
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	5,068	9,230	9,622	24,465	48,305	1,292	2,452

LOSS ATTRIBUTABLE TO:
Owners of the Parent Company:
From continuing operations	5,068	8,799	9,622	20,076	47,202	1,292	2,452
From discontinued operations	-	14	-	1,218	(2,401)	-	-
	5,068	8,813	9,622	21,294	44,801	1,292	2,452

Non-controlling interest:
From continuing operations	-	360	-	706	1,039	-	-
From discontinued operations	-	57	-	2,465	2,465	-	-
	-	417	-	3,171	3,504	-	-
	5,068	9,230	9,622	24,465	48,305	1,292	2,452
LOSS PER SHARE FROM CONTINUING AND DISCONTINUING OPERATIONS ATTRIBUTABLE
TO THE EQUITY HOLDERS OF THE COMPANY:
Basic and diluted
From continuing operations	0.47	1.13	0.92	2.58	6.03	0.12	0.23
From discontinued operations	-	*	-	0.16	(0.31)	-	-
	0.47	1.13	0.92	2.74	5.72	0.12	0.23

* Represents an amount less than NIS 0.01